FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 333-120810

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Hannah Lee
Name:	Hannah Lee
Title:	Chief Financial Officer

Date: May 30, 2006

Exhibit 99.1

The9 Reports First Quarter 2006 Unaudited Financial Results

Shanghai, China – May 25, 2006. The9 Limited (NASDAQ: NCTY), a leading online game operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2006.

First Quarter 2006 Financial Highlights:

•	Net revenues for the first quarter of 2006 were RMB212.1 million (US$26.5 million), which remained stable from the previous quarter and grew substantially from the same period of last year.

•	Net revenues attributable to the operation of Blizzard Entertainment’s World of Warcraft® (“WoW”), which include revenues from game playing time, merchandise sales and other related revenues, were RMB209.9 million (US$26.2 million) in the first quarter of 2006, and remained steady from the previous quarter.

•	Net income for the first quarter of 2006 was RMB58.8 million (US$7.3 million), a 14% decrease from RMB68.3 million (US$8.5 million) in the fourth quarter of 2005. Excluding the impact of RMB13.4 million (US$1.7 million) financial subsidy received from the local government and the RMB6.7 million (US$0.8 million) gain from investment disposal of 21% equity interest in 9Webzen in the fourth quarter of 2005, net income for the first quarter of 2006 increased 22% sequentially in the first quarter of 2006.

•	Adjusted EBITDA (non-GAAP) was RMB104.1 million (US$13.0 million) in the first quarter, compared with adjusted EBITDA (non-GAAP) of RMB108.9 million (US$13.6 million) in the fourth quarter of 2005.

•	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) were RMB2.42 (US$0.30) for the first quarter of 2006 compared with RMB2.82 (US$0.35) for the fourth quarter of 2005. Fully diluted adjusted EBITDA (non-GAAP) per share were RMB4.28 (US$0.53) for the first quarter of 2006 compared with RMB4.50 (US$0.56) for the fourth quarter of 2005.

	We sell prepaid WoW playing time and recognize revenues from such sales based upon the actual usage of WoW playing time by end users. We are provided with data on end users’ actual usage of WoW playing time by the licensor of WoW, from which we derive the revenues to be recognized in relation to the WoW game.

Management Comments:

Commenting on the first quarter 2006 results, Jun Zhu, Chairman and Chief Executive Officer of The9 Limited, said, “We are pleased to report that we have achieved solid financial results in the first quarter and have seen encouraging operational matrix for our operation of Blizzard Entertainment’s World of Warcraft in China, despite the impact of Chinese New Year holiday during the quarter. In the first quarter, we attained peak and average concurrent WoW users of approximately 610,000 and 290,000 in mainland China, respectively. As of March 31, 2006, approximately 4.3 million paid accounts have been activated‚. In addition, to further diversify and expand our game portfolio, in April 2006, we successfully obtained the exclusive license to operate Guild Wars®, a Competitive Online Role-Playing Game (“CORPG”), in mainland China. We believe that Guild Wars®, together with WoW, Soul of the Ultimate Nation® and Granado Espada®, constitute a very strong game pipeline.”

Hannah Lee, Vice President and Chief Financial Officer, commented, “We’re pleased to see Blizzard Entertainment’s World of Warcraft continued to be very popular amongst Chinese online game players in the first quarter of 2006 and that we have regained user growth momentum shortly after the Chinese New Year holiday. We will continue to promote Blizzard Entertainment’s WoW game throughout mainland China and at the same time, be very well-positioned to introduce and service additional high-caliber MMORPGs from our extensive pipeline to Chinese online game players.”

Discussion of The9’s Unaudited First Quarter 2006 Results

Revenues

For the first quarter of 2006, The9 reported net revenues of RMB212.1 million (US$26.5 million), which remained stable from the previous quarter. Net revenues attributable to the operation of Blizzard Entertainment’s World of Warcraft, including game playing time, merchandise sales and other related revenues, also remained steady at RMB209.9 million (US$26.2 million). This was mainly due to the impact of Blizzard Entertainment’s WoW during the week-long Chinese New Year holiday.

For the first quarter of 2006, online game services gross revenues were RMB220.8 million (US$27.5 million), remained relatively unchanged at RMB 220.7 (US$27.5 million) in the fourth quarter of 2005.

For the first quarter of 2006, gross revenues from game operating support, website solutions and advertisement, which principally relate to game operating services provided to certain affiliated companies, were RMB0.8 million (US$0.1 million), a 15% decrease from RMB0.9 million (US$0.1 million) in the previous quarter. The decrease in such revenues was mainly due to the decline in MU revenues.

‚	Activated paid accounts represent the number of CD Keys that we sold to customers and have been activated by the customers so as to log-on to the World of Warcraft game in China.

Other gross revenues mainly included sales of Blizzard Entertainment’s World of Warcraft related accessories and merchandises as well as miscellaneous services revenues. For the first quarter of 2006, other gross revenues increased by 7% to RMB1.8 million (US$0.2 million) from RMB1.6 million (US$0.2 million) in the fourth quarter of 2005. The increase was mainly due to higher miscellaneous services revenues, partially offset by lower sales of Blizzard Entertainment’s WoW related merchandises.

Gross Profit

Gross profit for the first quarter of 2006 was RMB95.1 million (US$11.9 million), slightly down from RMB97.3 million (US$12.1 million) in the fourth quarter of 2005. Gross profit margin remained steady at 45% for the first quarter of 2006 compared to 46% in the previous quarter. This was primarily because although our net revenues remained stable compared to the previous quarter, we opened the sixth server site for Blizzard Entertainment’s World of Warcraft in January 2006 and direct costs such as additional server depreciation and internet data center rentals were included in the cost of services for the first quarter of 2006.

Operating Expenses

For the first quarter of 2006, operating expenses decreased by 14% to RMB38.3 million (US$4.8 million) from RMB44.7 million (US$5.6 million) in the fourth quarter of 2005. This was a combined result of more targeted and focused use of sales and marketing expenses and certain year-end related general and administrative expenses in the fourth quarter of 2005, partially offset by a slight increase of product development expenses and the inclusion of share-based compensation expenses.

Share-based compensation expenses, which were allocated to related expense line items pursuant to the requirement of SEC Staff Accounting Bulletin 107, amounted to RMB4.5 million ($0.6 million) in the first quarter of 2006, due to adoption of SFAS 123(R), Share-Based Payment, effective from January 1, 2006. Under the SFAS 123R, companies are required to measure compensation expense for all share-based payments, including employee stock options, at fair value.

Profit from Operations

As a result of the aforementioned factors, for the first quarter of 2006, profit from operations increased by 8% to RMB56.8 million (US$7.1 million) from RMB52.6 million (US$6.6 million) in the fourth quarter of 2005.

Other Income (Expenses)

Other expenses for the first quarter of 2006 was RMB0.5 million (US$0.06 million) compared to other income of RMB12.2 million (US$1.5 million) in the fourth quarter of 2005. This was primarily because in the fourth quarter of 2005, we recognized a financial subsidy from the local government amounted to RMB13.4 million (US$1.7 million), whereas no similar financial subsidy was received in the first quarter of 2006.

Equity in Profit (Loss) of Affiliated Companies

For the first quarter of 2006, equity in profit from affiliated companies, net of taxes, amounted to RMB1.1 million (US$0.1 million), compared to equity in loss from affiliated companies of RMB4.6 million (US$0.6 million) for the fourth quarter of 2005. This was mainly because the joint venture, of which we have 30% equity interest, that operates Blizzard Entertainment’s World of Warcraft in other regions of Greater China, commercially launched the WoW in November 2005 and enjoyed a full quarter of profitable operating results in the first quarter of 2006.

Net Income

For the first quarter of 2006, net income was RMB58.8 million (US$7.3 million), a 14% decrease from RMB68.3 million (US$8.5 million) in the fourth quarter of 2005. In addition to the cumulative effect of the foregoing factors, this sequential decline was also because in the fourth quarter of 2005, we recognized a RMB6.7 million (US$0.8 million) gain from investment disposal from the sale of 21% of our equity interest in 9Webzen, the joint venture that operates a 2.5D MMORPG game, MU, to Webzen. If excluding such gain from investment disposal and the aforementioned financial subsidy we received from local government in the fourth quarter of 2005, net income for the first quarter of 2006 should have increased 22% sequentially from the previous quarter. Fully diluted earnings per share and per ADS for the first quarter of 2006 was RMB2.42 (US$0.30), compared to RMB2.82 (US$0.35) in the fourth quarter of 2005.

Adjusted EBITDA (non-GAAP) is defined as earnings or loss, respectively, before depreciation of fixed assets, impairment and amortization of intangibles, income tax expenses/benefits and share-based compensation expenses relating to stock options granted to directors and employees, as applicable. For the first quarter of 2006, adjusted EBITDA (non-GAAP) was RMB104.1 million (US$13.0 million) compared to adjusted EBITDA (non-GAAP) of RMB108.9 million (US$13.6 million) for the previous quarter.

For the first quarter of 2006, fully diluted adjusted EBITDA (non-GAAP) per share was RMB4.28 (US$0.53) compared with RMB4.50 (US$0.56) for the fourth quarter of 2005.

As of March 31, 2006, the Company’s total cash and cash equivalents balance was RMB611.7 million (US$76.3 million), compared to the total cash and cash equivalents of RMB488.2 million (US$60.9 million) as at December 31, 2005. The increase was mainly due to the proceeds received from the sales of prepaid cards, offset in part by prepaid royalty payments to the licensor relating to Blizzard Entertainment’s WoW’s China operations and the final payments relating to the purchase of the remaining 31.1% interest in the entity that operates WoW in China.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2006, which was RMB8.017 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“US GAAP”), The9 uses non-GAAP measures of adjusted EBITDA, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance.

Adjusted EBITDA (non-GAAP) is defined as earnings and loss, respectively, before depreciation of fixed assets, amortization of intangibles, income tax expenses/benefits and share-based compensation expenses relating to stock options granted to directors and employees,, as applicable. The company believes its adjusted EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Recent Developments

In April 2006, The9 announced that it has entered into an agreement with NCsoft Corporation, a worldwide leading developer and publisher of online games, for a three-year exclusive license (from commercialization) to operate the Guild Wars® game, a Competitive Online Role-Playing Game (“CORPG”), in mainland China. Guild Wars® has been a very popular game worldwide since it was commercially launched globally in late April, 2005. Its second Chapter - Guild Wars: Factions was recently launched globally on April 28, 2006 and has seen strong momentum, and was ranked No.1 on the UK PC Chart, one of Europe’s most authoritative game ranking billboards.

In May 2006, The9 signed a cooperation agreement with Shanghai EE Media Co., Ltd and Shanghai Sunny Advertising Co., Ltd to develop and operate a casual game “Super Girl Online”. The9 will be responsible for operating the game while the two partners will be responsible for the game’s licensing and promotion planning, respectively. The “Super Girl Online” game is based on the hit female singing contest based TV program of “Super Girl” that enjoyed high popularity among Chinese youth. The “Super Girl Online” game will not only be a casual online game, but will also be a strong communication platform and online interactive community for its players. The9 launched the official website for the “Super Girl Online” game on May 24, 2006.

Conference call / Webcast information

The9’s management team will host a conference call on Wednesday, May 24, 2006 at 9:00 PM, U.S. Eastern Time, corresponding with Thursday, May 25, 2006 at 9:00 AM Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-614-2703, password “81178862.” In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-800-8649, password “81178862”. A replay of the call will be available through May 31, 2006. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “61328951”.

The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “Q1 2006 The9 Ltd. Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of Blizzard Entertainment’s World of Warcraft®, MU® and Mystina Online®, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Guild Wars®, Soul of The Ultimate Nation®, and Granado Espada®. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West”, which entered all-access public open beta testing in August 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in

The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	March 31, 2005 RMB	December 31, 2005 RMB	March 31, 2006 RMB	March 31, 2006 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	209,717	220,717,384	220,780,344	27,539,023
Game operating support, website solutions and advertisement	3,164,888	887,822	755,100	94,187
Short message services	3,146,323	162,674	175,058	21,836
Other revenues	6,273,506	1,632,734	1,754,060	218,793

	12,794,434	223,400,614	223,464,562	27,873,839

Sales Taxes	(539,152)	(11,164,248)	(11,317,419)	(1,411,678)

Net Revenues	12,255,282	212,236,366	212,147,143	26,462,161

Cost of Services	(7,624,678)	(114,950,079)	(117,045,133)	(14,599,617)

Gross Profit	4,630,604	97,286,287	95,102,010	11,862,544

Operating Expenses:
Product development	(8,279,103)	(7,825,264)	(8,906,763)	(1,110,985)
Sales and marketing	(5,060,598)	(14,172,398)	(11,026,504)	(1,375,390)
General and administrative	(8,592,089)	(22,666,412)	(18,337,604)	(2,287,340)

Total operating expenses:	(21,931,790)	(44,664,074)	(38,270,871)	(4,773,715)

Profit (Loss) from operations	(17,301,186)	52,622,213	56,831,139	7,088,829
Interest income, net	3,021,368	642,082	1,208,529	150,746
Other income (expenses), net	(169,056)	12,208,696	(498,355)	(62,162)

Income before income tax benefit (expense), gain on investment disposal, minorty interest and equity in profit (loss) of affiliated companies	(14,448,874)	65,472,991	57,541,313	7,177,413
Income tax benefit (expense)	1,254,558	733,186	188,891	23,561
Minority interests	3,192,464	—	—	—

Income before gain on investment disposal and equity in profit (loss) of affiliated companies	(10,001,852)	66,206,177	57,730,204	7,200,974
Gain on investment disposal	—	6,715,917	—	—
Equity in profit (loss) of affiliated companies, net of taxes	(495,447)	(4,601,416)	1,077,589	134,413

Net Income (loss)	(10,497,299)	68,320,678	58,807,793	7,335,387

Other comprehensive income (loss):
Translation adjustments	(551)	1,115,748	37	5

Comprehensive Income (loss)	(10,497,850)	69,436,426	58,807,830	7,335,392

Earnings per share
- Basic	(0.43)	2.82	2.42	0.30

- Diluted	(0.43)	2.82	2.42	0.30

Weighted average shares outstanding
- Basic	24,186,250	24,206,154	24,252,920	24,252,920

- Diluted	24,186,250	24,218,551	24,301,835	24,301,835

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2005 RMB	March 31, 2006 RMB	March 31, 2006 US$
	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	488,244,667	611,690,626	76,299,192
Accounts receivable	10,593,866	7,117,876	887,848
Due from related parties	12,395,125	12,713,716	1,585,845
Advances to suppliers	4,289,443	4,432,866	552,933
Deferred costs	24,075,214	30,293,551	3,778,664
Prepayments and other current assets	28,395,864	35,170,892	4,387,039
Prepaid royalties	42,995,946	22,953,245	2,863,072

Total current assets	610,990,125	724,372,772	90,354,593

Investments in affiliated companies	46,835,993	47,913,581	5,976,498
Property, equipment and software	231,436,683	221,585,026	27,639,395
Goodwill	30,199,751	30,199,751	3,766,964
Intangible assets	289,035,226	266,093,135	33,191,111
Long-term deposits	3,132,338	3,132,338	390,710
Deferred tax assets, non-current	2,104,464	2,874,259	358,521

Total Assets	1,213,734,580	1,296,170,862	161,677,792

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	15,948,674	7,120,233	888,142
Due to related parties	3,181,004	2,100,894	262,055
Other taxes payable	8,123,356	8,242,817	1,028,167
Advances from customers	61,651,267	72,317,690	9,020,543
Deferred revenue	76,514,940	96,804,555	12,074,910
Other payables and accruals	26,793,070	25,854,190	3,224,921
Acquisition related liability	79,537,653	39,965,380	4,985,079

Total current liabilities	271,749,964	252,405,759	31,483,817

Minority interests	—	—	—
Commitments and contingencies	—	—	—

Shareholders' Equity
Common shares (US$0.01 par value; 24,214,130 shares issued and outstanding as of December 31 2005)	2,004,033	2,026,642	252,793
Additional paid-in capital	860,068,478	903,018,526	112,637,960
Statutory reserves	54,172	20,745,422	2,587,679
Accumulated other comprehensive income	59,346	59,383	7,407
Retained earnings	79,798,587	117,915,130	14,708,136

Total shareholders' equity	941,984,616	1,043,765,103	130,193,975

Total liabilities and shareholders' equity	1,213,734,580	1,296,170,862	161,677,792

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	March 31, 2005 RMB	December 31, 2005 RMB	March 31, 2006 RMB	March 31, 2006 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income (loss)	(10,497,299)	68,320,678	58,807,793	7,335,387
Depreciation of fixed assets	1,328,222	16,065,956	18,030,884	2,249,081
Amortization of intangibles	379,054	25,248,349	22,942,091	2,861,680
Share-based compensation	13,376	18,646	4,537,796	566,022
Income tax expense (benefit)	(1,254,558)	(733,186)	(188,891)	(23,561)

Adjusted EBITDA (Non-GAAP)	(10,031,205)	108,920,443	104,129,673	12,988,609

GAAP earnings per share
- Basic	(0.43)	2.82	2.42	0.30

- Diluted	(0.43)	2.82	2.42	0.30

Non-GAAP adjusted EBITDA per share
- Basic	(0.41)	4.50	4.29	0.54

- Diluted	(0.41)	4.50	4.28	0.53

Weighted average shares outstanding
- Basic	24,186,250	24,206,154	24,252,920	24,252,920

- Diluted	24,186,250	24,218,551	24,301,835	24,301,835